Skadden, Arps, Slate, Meagher & Flom llp

500 Boylston Street Boston, Massachusetts 02116 ____ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com May 27, 2014

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John M. Ganley

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	BlackRock Preferred Partners LLC
File No. 811-22550

Dear Mr. Ganley:

On behalf of BlackRock Preferred Partners LLC (the "Fund"), transmitted herewith please find the Fund's Registration Statement on Form N-2, which is being filed pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the General Rules and Regulations thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations thereunder.

The Fund's Registration Statement is being filed as a new registration pursuant to Rule 415(a)(6) under the Securities Act. The Fund's Registration Statement, however, is in substance a routine annual update to its currently effective registration statement. The Fund has claimed a filing fee offset pursuant to Rule 457(p) under the Securities Act with respect to this filing.

The Fund intends to file a pre-effective amendment to its Registration Statement for the primary purpose of adding the Fund's most recent audited financial

John M. Ganley

May 27, 2014

statements to the Fund's Registration Statement on Form N-2. The Fund intends to request acceleration of the effectiveness of the Fund's Registration Statement such that it will become effective by the close of business on July 31, 2014.

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If you have any questions or require any further information with respect to the Fund's Registration Statement, or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/Kenneth E. Burdon

Kenneth E. Burdon